Exhibit 99.2

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Interim Report 2004

DAIRY MILK
HALLS
Dr Pepper
Schweppes
Trident
White
fuel
for
growth

Cadbury Schweppes

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7up
Plus

7 UP PLUS
A carbonated beverage with fruit juice, fortified with calcium and vitamin C that is low in calories.

HALLS
CREAMY

Halls Creamy
Halls – the single largest confectionery brand in the world – expanded its range in 2004 with the introduction of Halls Creamy in Brazil.

Bio TriNa
Launched in Spain in May a fat-free drink of fruit juice, skimmed milk and vitamins A, C and E.

Bio
TriNa

new for 2004

Trident
White

Trident White
In January, Trident White, with Recaldent tooth protector, was launched in Peru following a successful launch in Colombia in mid 2003.

Oasis So Cold
Launched in France, a refreshing low sugar mix of spring water and fruit juice.

Oasis
So Cold

New
Bassett's
FRUIT
ALLSORTS
NO
LIQUORICE
HERE!

Fruit Allsorts
The fruity liquorice free alternative to Bassett's Liquorice Allsorts went on sale in the UK during April.

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2004 half year highlights

Base business[1] sales growth[3] at 3% led by Smart Variety and innovation
Dr Pepper volumes ahead 3% and diet soft drinks 23% ahead in US
Cadbury Trebor Bassett continues to benefit from focus on core brands, with sales ahead by 3%
Fuel for Growth cost savings on track and underlying margins increase 30 basis points at constant currency[3]
Underlying EPS 9% ahead at constant currency[3], benefiting from strong Adams contribution

					Constant Currency[3]
				Reported		Growth %
		2004	2003	Growth %	Growth %	Base Business[1]

Turnover	£m	2,954	2,700	+9	+14	+3
Underlying Group Operating Profit	£m	448	412	+9	+16
– Share of associate profits	£m	21	24
– Goodwill/intangibles amortisation	£m	(67)	(44)
– Operating exceptionals	£m	(43)	(26)

Total Operating Profit including associates	£m	359	366	–2	+5

Underlying Profit Before Tax[2]	£m	371	365	+2	+9	+5
Profit Before Tax	£m	265	294	–10	–3

Underlying EPS[2]	p	12.6	12.4	+2	+9	+5
Basic EPS	p	8.5	9.2	–8	–1
Dividend per share	p	3.80	3.65	+4

[1]	Base business excludes the impact of the first 12 months of acquisitions and disposals. Once an acquisition has lapped its acquisition date then it is included within the base business results.
[2]	Both underlying profit before tax and underlying earnings per share (EPS) include associates, exclude goodwill/intangibles amortisation and exceptional items (see notes 7 and 8 on page 14 for a reconciliation to profit before tax and earnings per share)
[3]	Constant currency growth excludes the impact of exchange rate movements during the period

Contents
1	2004 half year highlights
2	Letter to Shareowners
4	Operating Review
7	Financial Review
8	Group Profit and Loss Account
9	Statement of Total Recognised Gains
and Losses
9	Reconciliation of Movements in
Shareholders’ Funds
10	Group Balance Sheet
11	Group Cash Flow Statement
12	Turnover and Operating Profit Analysis
13	Notes
16	Independent Review Report to Cadbury
Schweppes plc
16	Forward Looking Statements
16	Information for our Shareowners

2004 Interim Report Cadbury Schweppes	1

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Letter to Shareowners

We are pleased to report that the business had a good first half, in line with expectations, with the positive trading trends seen in the fourth quarter of 2003 continuing into this year.

Our focus on our core markets and brands has driven sales growth and share gain, particularly in our US carbonated soft drinks business, our UK confectionery business and our major gum operations around the world. The Adams integration is on track and the business is performing well.

Fuel for Growth is delivering as expected and we are achieving margin growth despite some above inflation cost increases. Although we have a number of challenging integration projects in the second half, we remain cautiously optimistic about the outcome for the full year and expect to deliver results within our goal ranges.

2004 Half Year Performance Summary
We have had a good first half overall with the business performing in line with expectations.

•  Sales from our base business, excluding the impact of acquisitions, rose by 3% at constant currency. The rate of growth in the base business was impacted by the phasing of Adams sales between the first quarter when it was treated as an acquisition, and the second quarter when it was included in the base business comparatives.
•  Underlying operating margins were 30 basis points ahead at constant currency with good Fuel for Growth savings being offset by above inflation cost increases in a number of areas.
•  Underlying earnings per share grew by 9% at constant currency, with the base business (excluding acquisitions) growing by 5% and acquisitions (Adams) contributing the balance.

Our performance in the first half was driven by our core markets and brands, notably:
•   Carbonated soft drinks in the United States led by Dr Pepper (volumes ahead by 3%) and our strong portfolio of diet products (volumes ahead by 23%)
•   Cadbury Trebor Bassett in the UK, which has continued to benefit from new product introductions under its main brand names. Sales rose by 3% during the half and market share was maintained at 31%, an 11 percentage point lead over our nearest competitor (Source: Nielsen)
•   Our core gum and medicated brands in the Americas
•   Our confectionery and food & beverage operations in Australia

Adams performance was strong and accretive to first half earnings. The business is performing well, the brands are responding to greater innovation and investment, we are maintaining or growing market shares in key territories, are beginning to leverage our combined technologies and routes to market and are driving out costs.

The early benefits of our Smart Variety strategy are evident throughout the business. In the UK we have leveraged the strength of the Cadbury Dairy Milk brand by introducing Dairy Milk variants from Australia. In Europe, Halls is growing rapidly through Cadbury Schweppes' strong distribution networks and in Russia, our gum brands have been relaunched using technology from the US and production assets in France and Spain.

Fuel for Growth is on track with around 40% of the target savings for the year delivered in the first half.

Cash flow performance is considerably ahead of prior year reflecting the stronger trading performance.

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Outlook
Looking to the full year, we expect the good progress we made in the first half to continue. Our US beverage business is benefiting from the restructuring undertaken last year and the focus on its core brands, most notably Dr Pepper. The Adams businesses are responding well to increased focus, innovation and investment and we are seeing strengthening performances in many of our key markets around the world. We expect the Fuel for Growth cost reduction activities to deliver in line with expectations reflecting the successful execution of a number of key projects.

We expect to continue to experience above inflation cost increases through the balance of the year which will offset some of the Fuel for Growth cost savings. Although we have a number of key integration projects to implement in the second half, particularly in Americas Confectionery, we remain cautiously optimistic about the outcome for the full year and continue to expect to deliver results within our goal ranges for financial performance.

Dividends
The Board has declared an interim dividend of 3.80 pence, up from 3.65 pence in 2003, an increase of 4%. This will be paid on 15 October 2004 to Ordinary Shareholders on the Register at the close of business on 17 September 2004.

John Sunderland Chairman Todd Stitzer Chief Executive Officer

2004 Interim Report Cadbury Schweppes	3

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Operating Review

Americas Beverages
				Impacted in 2004 by

			Base	Acquisitions/	Exchange
	Half Year Results (£m)	2003	Business	Disposals	Effects	2004

	Turnover	848	19	–	(97)	770
			2%	–	(11%)	(9%	)

	Underlying Operating Profit[1]	245	12	–	(29)	228
			5%	–	(12%)	(7%	)

	Underlying Operating Margins	28.9%	+70bps	–	–	29.6%

Performance from the Americas Beverages region in the half benefited from strengthened revenue results driven by our carbonated soft drinks (CSDs) portfolio in the US which grew volumes by 3%.

Sales from our non-CSD portfolio were flat overall at the half year, reflecting the combination of weak consumer demand and reduced levels of marketing and new product activity at Mott's/Snapple where the business was focused on integration. Hawaiian Punch grew strongly with sales up 6% and Clamato grew by 3%. This was offset by weaker performances from Snapple, where sales were down 2% and Mott's Apple Juice, down 3%.

Margins in the half benefited from Fuel for Growth cost savings and improved mix although these were to some extent offset by higher employee and “one-off” IT related costs. The combination of our North American operations into a cohesive commercial unit is now complete and we expect to begin to see the real commercial benefits of the new structure in 2005.

Our stronger carbonates performance was driven by the combination of growth in:
•	Our flagship Dr Pepper brand where volumes were 3% ahead in the half. We saw strong growth in Diet Dr Pepper and sales through fountain and food service outlets, with performance overall benefiting from better sales and marketing execution, particularly in core markets.
•	Diet CSDs where our total portfolio increased volumes by 23%, significantly ahead of the market which grew by 9%. (Source: Nielsen)
•	Our flavour range of products which, excluding 7 UP, grew volumes by 7% during the half, benefiting from the scale advantages conferred to the range through the transfer of 7 UP into our independent bottlers. Including 7 UP, volumes of our flavour brands were ahead by 3%.

[1] Underlying Operating Profit excludes associates, goodwill/intangibles amortisation and exceptional items.

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Americas Confectionery
		Impacted in 2004 by

		Base	Acquisitions/	Exchange
Half Year Results (£m)	2003	Business	Disposals	Effects		2004

Turnover	271	11	199	(24)		457
		4%	73%	(8%	)	69%

Underlying Operating Profit[1]	14	3	36	(2)		51
		19%	262%	(9%	)	272%

Underlying Operating Margins	5.1%	+70bps	+510bps	+30bps		11.2%

The Americas Confectionery results were significantly impacted by the acquisition of Adams: the base business numbers above include second quarter results from the Adams operations which were consolidated from 31 March 2003. If we had owned Adams for the whole of the first half last year, sales would have been 8% ahead on a like-for-like basis at constant exchange rates.

During the half we saw strong growth from our core gum businesses around the region as a result of strong consumer demand and new product activity, particularly under the Trident, Dentyne and Chiclets brand names. Overall, Halls performance was good with the exception of Canada where we were cycling significant innovation activity in the first half of 2003.

Margins for the region rose strongly during the half due to the consolidation of higher margin Adams operations and Fuel for Growth cost savings.

Adams integration projects continue to be implemented to plan with the successful installation of SAP in Brazil and the consolidation of back-offices across the Latin Americas region. In North America, significant resources have been allocated to planning for the transition from Pfizer's shared service system: the project is on track to be implemented in the US during the third quarter of this year and in Canada in the first quarter of 2005.

Europe, Middle East and Africa (EMEA)
		Impacted in 2004 by

		Base	Acquisitions/	Exchange
Half Year Results (£m)	2003	Business	Disposals	Effects	2004

Turnover	913	15	43	(9)	962
		2%	4%	(1% )	5%

Underlying Operating Profit[1]	130	6	10	(1)	145
		5%	7%	–	12%

Underlying Operating Margins	14.2%	+40bps	+40bps	+10bps	15.1%

A 2% increase in base business sales in our EMEA region compares with a strong first half last year when sales were 6% ahead. Sales were, in addition, affected by softer sales in Ireland and Bromor in South Africa.

Key highlights of the half around the region were:
•   In the UK, Cadbury Trebor Bassett (CTB) grew sales by 3% and market share was stable at 31%. The market share gap to the next largest player now stands at 11 percentage points. (Source: Nielsen) The business continues to show the benefits of our focus on a small range of powerful core brands which have been reinvigorated through new product activity, more focused marketing spend and improved sales execution. We saw double-digit sales growth in Cadbury Dairy Milk (CDM) following the relaunch of the brand in the second half of last year.
• In France, the transformation of Hollywood from a sugarised gum brand into the leading sugar-free brand continued to drive market share gains with CS total gum share now standing at 52.4% an increase of 3.5 percentage points over prior year. (Source: Nielsen)	• In Spain, using our experience from our French gum business, we relaunched Trident in April with encouraging initial results.
•   In Ireland, our sales were down 8% in a market which remains challenging.
•   We saw an 11% increase in sales in Russia where we've successfully launched a range of pocket confectionery under the Dirol and Stimorol brands with product supplied from France and Spain. Cadbury chocolate products and Halls are also growing strongly.
•   Our operations in Africa and the Middle East once again did well although Bromor, our food and drinks business in South Africa, had a more difficult half.

Margins rose by 90 basis points in the half, broadly equally split between improvements in the base business and the impact of consolidating higher margin Adams' businesses in the first quarter. Excellent Fuel for Growth cost benefits were partially offset by increases in raw material, IT and employee costs.

2004 Interim Report Cadbury Schweppes	5

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Operating Review continued

Europe Beverages
		Impacted in 2004 by

		Base	Acquisitions/	Exchange
Half Year Results (£m)	2003	Business	Disposals	Effects		2004

Turnover	295	10	–	(2)		303
		4%	–	(1%	)	3%

Underlying Operating Profit[1]	43	3	–	0		46
		8%	–	(1%	)	7%

Underlying Operating Margins	14.7%	+60bps	–	–		15.3%

In our Europe Beverages region, the 4% increase in sales and 8% rise in operating profit at constant exchange rates, is a good result given weak and competitive markets in two of the regions most important territories – Spain and Germany.

A 4% sales increase in France was driven by a higher trade buy-in ahead of the peak summer season. In Spain, sales benefited from improvements in price and mix. In Germany, sales were 9% lower with our premium water business impacted by competition from hard discounters and growth of own-label.

The expanded bottling arrangements with San Benedetto in France formally started trading in March, with the transfer of Orangina assets taking place smoothly. The integration of the commercial organisation in France is proceeding to plan and we expect to begin to see the benefits of the strengthened commercial and supply chain organisations in the second half and beyond.

Asia Pacific
		Impacted in 2004 by

		Base	Acquisitions/	Exchange
Half Year Results (£m)	2003	Business	Disposals	Effects	2004

Turnover	368	30	44	16	458
		8%	12%	4%	24%

Underlying Operating Profit[1]	33	3	3	3	42
		9%	10%	7%	26%

Underlying Operating Margins	8.9%	+10bps	-20bps	+20bps	9.0%

In Asia Pacific sales for the half year were strongly ahead of last year. This principally reflects a healthy recovery in both our confectionery and food & beverages operations in Australia which had difficult first halves last year.

Our Australian confectionery business benefited both from new product activity and good growth with key grocery customers and our chocolate market share grew by 40 basis points to 57% (Source: Nielsen). The food & beverage business also grew strongly, gaining share in both carbonated and non-carbonated soft drinks, with growth driven by increased sales of franchise products and sales in the higher margin impulse trade.

In India, where the business was affected by a product storage issue in the fourth quarter of last year, we're seeing a steady recovery in chocolate sales although profits were lower as we invested in repackaging, trade promotions and marketing to rebuild consumer and customer confidence.

In China, we acquired the Adams business in March. The commercial integration was completed in June. Losses are slightly higher year on year reflecting the integration of the Adams business. Elsewhere in Asia, we've seen further growth in sales and share in the key markets of Thailand and Japan, primarily through the introduction of new gum products.

Margins in the region were only modestly ahead in the half with cost savings largely offset by the combination of higher raw material costs, higher losses in China and increased investment in the Cadbury brand in India.

[1] Underlying Operating Profit excludes associates, goodwill/intangibles amortisation and exceptional items.

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Financial Review

Sales at £3.0 billion were 9% higher than last year, and 14% above prior year at constant exchange rates. Acquisitions, net of disposals, contributed 11% to revenue growth. The most significant contributor to growth from acquisitions was Adams. Like-for-like base business sales grew 3% (at constant currency).

Underlying operating profit excluding associates (operating profit before goodwill/intangibles amortisation and exceptional items) was up 9%. At constant currency the growth was 16%, with the base business growing by 5% and acquisitions (primarily 11 weeks of Adams) contributing 11%. Currency movements had a 7% adverse impact on underlying operating profits with US dollar and Mexican Peso weakness more than offsetting strength in the Australian dollar.

Central costs rose by £11 million to £64 million due to the costs of strengthening our Global Commercial and Science & Technology functions together with higher IT costs.

Underlying operating margins fell by 10 basis points from 15.3% to 15.2%. Excluding the impact of exchange rate movements, underlying operating margins rose by 30 basis points to 15.6%. The dilution of margins due to exchange rate movements reflects the impact on overall Group margins of the weaker dollar on the translation of our high margin carbonates business in the US.

Income from associates at £21 million was £3 million lower than in 2003. £2 million of the adverse movement relates to currency with the remainder due to a lower contribution from our bottling arrangement in France.

The Group charge for operating exceptionals of £43 million was £17 million higher than last year and relates to our four year Fuel for Growth cost reductions.

Goodwill/intangibles amortisation at £67 million was £23 million higher than last year, reflecting the acquisition of Adams.

The interest charge was significantly higher at £98 million (2003: £71 million), due to the cost of financing the Adams acquisition during the half year compared to 11 weeks in the first half of 2003.

Underlying profit before tax (profit before tax and goodwill/ intangibles amortisation and exceptional items) rose by 2% to £371 million and by 9% at constant exchange rates.

Reported profit before tax fell by 10% to £265 million primarily reflecting higher restructuring and goodwill/intangibles amortisation items. The underlying tax charge was 28.3% as against 28.5%.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) at 12.6 pence were 2% ahead of last year. At constant exchange rates underlying earnings per share were up 9%. Acquisitions net of disposals contributed 0.5 pence or 4 percentage points of the total growth in underlying earnings per share.

Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) fell by 8% to 8.5 pence principally reflecting the increase in exceptional items (driven by business restructuring) and goodwill amortisation arising on acquisitions.

Marketing Investment
Marketing expenditure during the half was £336 million, an increase of 3% over last year and an increase of 8% at constant exchange rates. This represents a marketing to sales ratio of 11.4%, a 60 basis point reduction over prior year. This reflects in part the phasing of spending and in part higher investment in innovation and science & technology which are not classified as marketing expenditure.

Capital Spend
Capital spend fell by £25 million to £103 million as a result of phasing of Fuel for Growth expenditure.

Cash Flow
The Group traditionally has a seasonal working capital outflow in the first half, which is reversed in the second half. This year's free cash flow outflow of £165 million is £96 million lower than last year mainly due to the improvement in trading performance and a positive cash contribution from Adams.

Debt Refinancing
Following the Adams acquisition, the Group had £3.9 billion of debt maturing in less than 2 years, reflecting both the £2.7 billion acquisition price and £1.2 billion of existing Group debt. Over the last year, £2.4 billion of this debt has been refinanced in the bond markets with €1.2 billion raised following the end of the half year via the issue of fixed and floating rate euro notes. As a result, the percentage of fixed rate debt has increased to 79% from 54% a year ago (as at June 2003) and the proportion of debt with more than 3 years maturity has risen to 63% from 13% a year ago. The average interest rate on the Group's fixed rate debt is 4.8%.

2004 Interim Report Cadbury Schweppes	7

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Group Profit and Loss Account

		Group Profit and Loss Account for the 24 weeks ended 13 June 2004 (Unaudited)

Year					Half Year			Half Year
2003					2004			2003
					(Unaudited)			(Unaudited)

			Before			Before
			exceptional	Exceptional		exceptional	Exceptional
			items and	items and		items and	items and
			goodwill/	goodwill/		goodwill/	goodwill/
			intangibles	intangibles		intangibles	intangibles
Total			amortisation	amortisation	Total	amortisation	amortisation	Total
m	Notes		£m	£m	£m	£m	£m	£m

6,441		Turnover	2,954	–	2,954	2,700	–	2,700
(5,742)		Operating costs	(2,506)	(110)	(2,616)	(2,288)	(70)	(2,358)

699		Group Operating Profit	448	(110)	338	412	(70)	342
51		Share of operating profit in associates	21	–	21	24	–	24

750	6	Total Operating Profit Including Associates	469	(110)	359	436	(70)	366
(7)		Profit/(loss) on disposal of fixed assets	–	4	4	–	–	–
2	3	Profit/(loss) on sale of subsidiaries and	–	–	–	–	(1)	(1)
		investments

745		Profit on Ordinary Activities Before	469	(106)	363	436	(71)	365
		Interest
(181)	4	Net interest	(98)	–	(98)	(71)	–	(71)

564	7	Profit on Ordinary Activities Before	371	(106)	265	365	(71)	294
		Taxation
(173)	5	Taxation	(105)	21	(84)	(104)	7	(97)

391		Profit on Ordinary Activities After	266	(85)	181	261	(64)	197
		Taxation
(4)		Equity minority interests	(1)	–	(1)	(2)	–	(2)
(21)		Non-equity minority interests	(9)	–	(9)	(10)	–	(10)

366		Profit for the Financial Period	256	(85)	171	249	(64)	185

(242)		Dividends paid and proposed to			(77)			(74)
		Ordinary Shareholders

124		Profit Retained for the Financial Period			94			111

	8	Earnings per Ordinary Share of 12.5p

18.2		– Basic	12.6	(4.1)	8.5	12.4	(3.2)	9.2
18.1		– Diluted	12.6	(4.2)	8.4	12.4	(3.2)	9.2

		Dividends per Ordinary Share

3.65		– Interim			3.80			3.65
8.35		– Final

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Statement of Total Recognised Gains and Losses
Reconciliation of Movements in Shareholders’ Funds

	Statement of Total Recognised Gains and Losses for the 24 weeks ended 13 June 2004 (Unaudited)

Year		Half Year	Half Year
2003		(Unaudited)	(Unaudited)
		2004	2003
£m		£m	£m

366	Profit for the period	171	185
(213)	Currency translation differences	(126)	(19)

153	Total Recognised Gains and Losses in the period	45	166

	Details of the prior year adjustment arising from the adoption of UITF Abstract 38 are given in Note 1.

	Reconciliation of Movements in Shareholders’ Funds for the 24 weeks ended 13 June 2004 (Unaudited)

		Half Year	Half Year
Year		(Unaudited)	(Unaudited)
2003		2004	2003
(restated)			(restated)
£m		£m	£m

3,020	Shareholders' Funds at the beginning of the year (as previously stated)		3,020
(177)	Prior year adjustment – UITF 38 (see note 1)		(177)

2,843	Shareholders' Funds at the beginning of the year (as restated)	2,780	2,843
153	Total recognised gains and losses in the period	45	166
(242)	Dividends to Ordinary Shareholders	(77)	(74)
7	Movements in Own Shares reserve	22	5
19	New share capital subscribed	17	10

2,780	Shareholders’ Funds at the end of the period	2,787	2,950

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Group Balance Sheet

		Group Balance Sheet at 13 June 2004 (Unaudited)

			Half Year	Half Year
Year			(Unaudited)	(Unaudited)
2003			2004	2003
(restated)				(restated)
£m	Notes		£m	£m

		Fixed Assets
5,827		Intangible assets and goodwill	5,614	6,115
1,633		Tangible fixed assets	1,571	1,665
313		Investment in associates	323	313
15		Investments	11	11

7,788			7,519	8,104

		Current Assets
672		Stocks	713	721
		Debtors
1,221		– due within one year	1,201	1,300
81		– due after one year	71	83
242	9	Investments	219	264
191	9	Cash at bank and in hand	169	167

2,407			2,373	2,535
		Current Liabilities
		Creditors: amounts falling due within one year
(1,069)	9	– Borrowings	(1,164)	(2,735)
(1,977)		– Other	(1,671)	(1,694)

(639)		Net Current Liabilities	(462)	(1,894)

7,149		Total Assets less Current Liabilities	7,057	6,210

		Non-current Liabilities
		Creditors: amounts falling due after more than one year
(3,575)	9	– Borrowings	(3,495)	(2,459)
(123)		– Other	(132)	(123)
(428)		Provisions for liabilities and charges	(405)	(420)

(4,126)			(4,032)	(3,002)

3,023		Net Assets	3,025	3,208

		Capital and Reserves
258		Called up share capital	259	257
1,071		Share premium account	1,090	1,062
59		Revaluation reserve	59	59
(80)		Other reserves	(58)	(82)
1,472		Profit and loss account	1,437	1,654

2,780		Shareholders’ Funds	2,787	2,950

		Minority Interests
18		Equity minority interests	18	19
225		Non-equity minority interests	220	239

243			238	258

3,023		Total Capital Employed	3,025	3,208

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Group Cash Flow Statement

		Group Cash Flow Statement for the 24 weeks ended 13 June 2004 (Unaudited)

			Half Year	Half Year
Year			(Unaudited)	(Unaudited)
2003			2004	2003
(restated)				(restated)
£m	Notes		£m	£m

		Net cash flow from operating activities
699		Group operating profit	338	342
213		Depreciation	96	88
129		Goodwill/intangibles amortisation	67	44
110		Other items	(4)	(8)
(97)		Changes in working capital	(229)	(287)
1,054			268	179
9		Dividends received from associates	–	–
		Returns on investments and servicing of finance
(156)		Interest paid, net	(88)	(52)
(21)		Dividends paid to minority interests	(5)	(5)
(177)			(93)	(57)

(195)		Taxation	(72)	(94)

		Capital expenditure and financial investments
(285)		Net capital expenditure (including investments)	(99)	(128)

		Acquisitions and disposals
(2,770)		Acquisitions of businesses	(15)	(2,761)
13		Net cash assumed on acquisition	1	–
–		Spend against fair value provisions	(1)	–
5	3	Net proceeds from sale of investments, associates and subsidiary undertakings	–	–
(2,752)			(15)	(2,761)
(234)		Dividends paid to Ordinary Shareholders	(169)	(161)

(2,580)		Cash outflow before use of liquid resources and financing	(180)	(3,022)
52	9	Management of liquid resources	22	32
		Financing
19		Issues of Ordinary Shares	17	10
10		Net movement of shares held under the Employee Trust	13	12
2,517	9	Net change in borrowings and other financing	90	2,998
2,546		Net cash inflow from financing	120	3,020

18	9	(Decrease)/Increase in cash	(38)	30

		Free cash flow
(2,580)		Cash outflow before use of liquid resources and financing	(180)	(3,022)
2,752		Add back: cash flows relating to acquisitions and disposals	15	2,761

172			(165)	(261)

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Turnover and Operating Profit Analysis

Turnover Analysis for the 24 weeks ended 13 June 2004 (Unaudited)

	Half Year	Half Year
	(Unaudited)	(Unaudited)
	2004	2003
Turnover	£m	£m

Americas Beverages	770	848
Americas Confectionery	457	271
EMEA	962	913
Europe Beverages	303	295
Asia Pacific	458	368

	2,950	2,695
Central	4	5

Total Turnover	2,954	2,700

Group Operating Profit Analysis for the 24 weeks ended 13 June 2004 (Unaudited)

	Half Year	Half Year
	(Unaudited)	(Unaudited)
	2004	2003
	£m	£m

Americas Beverages	228	245
Americas Confectionery	51	14
EMEA	145	130
Europe Beverages	46	43
Asia Pacific	42	33

	512	465
Central	(64)	(53)

Underlying operating profit (a)	448	412
Exceptional restructuring costs	(43)	(26)
Goodwill/intangibles amortisation	(67)	(44)

Group Operating profit	338	342

(a) Excluding exceptional restructuring costs of £43 million in 2004 (2003: £26 million) (Note 2), goodwill/intangibles amortisation of £67 million (2003: £44 million) and share of operating profit in associates of £21 million (2003: £24 million).

12	2004 Interim Report Cadbury Schweppes

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Notes

1		Group Accounts

		(a) The half year accounts are prepared on the basis of the accounting policies as set out in the Group's published accounts for the 52 weeks ended 28 December 2003, except:

		The Group has adopted UITF Abstract 38 “Accounting for ESOP Trusts”. Shares purchased through Employee Share Option Trusts (ESOPs) are taken as a deduction in arriving at Shareholders' Funds. Previously these were held within investments. The balance sheets as at 15 June 2003 and 28 December 2003 have been restated to reflect this change in accounting policy. The impact on the profit and loss account has been immaterial.

		(b) The half year accounts are unaudited and were approved by the Board of Directors on 20 July 2004. The full year figures for 2003 included in this report do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and have been extracted from the Group's Report & Accounts and Form 20-F for 2003, a copy of which has been delivered to the Registrar of Companies and on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

2		Exceptional Restructuring Costs

		During the first half of 2004, the Group incurred £43 million (2003: £26 million) of exceptional restructuring costs. These have been incurred as part of the four year Fuel for Growth restructuring activities which commenced in 2003.

3		Profit on Sale of Subsidiaries and Investments

		There has been no sale of subsidiaries or investments in the period. During the prior period the Group completed the sale of Bouquet d'Or, a French confectionery company.

4		Net Interest

	Year		Half Year	Half Year
	2003		(Unaudited)	(Unaudited)
			2004	2003
	£m		£m	£m

	166	Net interest arising in Group companies	93	64
	15	Share of net interest arising in associates	5	7

	181		98	71

5		Taxation

	Year		Half Year	Half Year
	2003		(Unaudited)	(Unaudited)
			2004	2003
	£m		£m	£m

	(31)	UK	(8)	3
	195	Overseas	88	89
	9	Associates	4	5

	173		84	97
	–	Tax on profit on disposal of subsidiaries and investments	–	–

	173		84	97

6		Underlying Total Operating Profit including Associates
		The calculation of underlying total operating profit including associates is as follows:

	Year		Half Year	Half Year
	2003		(Unaudited)	(Unaudited)
			2004	2003
	£m		£m	£m

	750	Total Operating Profit including Associates	359	366
	224	Add: exceptional restructuring costs	43	26
	129	Add: goodwill/intangibles amortisation	67	44

	1,103	Underlying Total Operating Profit including Associates	469	436

2004 Interim Report Cadbury Schweppes	13

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Notes continued

7		Underlying Profit before Tax
		The calculation of underlying profit before tax is as follows:

	Year		Half Year	Half Year
	2003		(Unaudited)	(Unaudited)
			2004	2003
	£m		£m	£m

	564	Profit on Ordinary Activities Before Taxation	265	294
	224	Add: exceptional restructuring costs	43	26
	129	Add: goodwill/intangibles amortisation	67	44
	5	Non-operating exceptional items	(4)	1

	922	Underlying Profit before Tax	371	365

8		Earnings per Ordinary Share

		Basic EPS for the half year is calculated on the weighted average of 2,024 million shares in issue during the half year (2003 half year: 2,011 million; 2003 full year: 2,013 million). Diluted EPS is calculated on the weighted average of 2,038 million shares (2003 half year: 2,015 million; 2003 full year: 2,019 million), which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

Year			Half Year (Unaudited)

Earnings	EPS		Earnings		EPS

2003	2003		2004	2003	2004	2003
£m	p		£m	£m	p	p

366.3	18.2	Earnings/Basic EPS	171.3	185.0	8.5	9.2
223.7	11.1	Add: Exceptional restructuring costs	43.0	26.4	2.1	1.3
129.3	6.4	Add: Goodwill/intangibles amortisation	67.1	44.2	3.3	2.2
(2.5)	(0.1)	Add: Loss on disposals	–	1.0	–	0.1
7.3	0.4	(Profit)/loss on sale of fixed assets	(4.3)	–	(0.2)	–
(80.7)	(4.0)	Effect of tax on above items	(21.3)	(7.6)	(1.1)	(0.4)

643.4	32.0	Underlying earnings/EPS	255.8	249.0	12.6	12.4

		Cadbury Schweppes believes that underlying operating profit, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying earnings trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under UK or US Generally Accepted Accounting Principles (“GAAP”), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to GAAP measurements of profit.

9		Net Borrowings
		Net borrowings are made up as follows:

	Year		Half Year	Half Year
	2003		(Unaudited)	(Unaudited)
			2004	2003
	£m		£m	£m

	191	Cash at bank and in hand	169	167
	(31)	Bank overdrafts	(52)	(19)

	160	Net cash	117	148
	242	Liquid resources	219	264
	(1,038)	Other short term borrowings	(1,112)	(2,716)
	(3,575)	Long term borrowings	(3,495)	(2,459)

	(4,211)	Net Borrowings	(4,271)	(4,763)

14	2004 Interim Report Cadbury Schweppes

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9	Net Borrowings – continued

Movements in cash and net borrowings in the period were as follows:

	Total net		Liquid
	borrowings	Net cash	resources	Borrowings
	£m	£m	£m	£m

At 28 December 2003	(4,211)	160	242	(4,613)
Cash flow for the period	(150)	(38)	(22)	(90)
Assumed on acquisition	(11)	–	–	(11)
Amortisation of prepaid fees and discount	(3)	–	–	(3)
Exchange rate adjustments	104	(5)	(1)	110

At 13 June 2004	(4,271)	117	219	(4,607)

10	US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (“GAAP”) applicable in the UK, which differ from those applicable in the US. Key figures under US GAAP and a reconciliation of net income are summarised below:

Year		Half Year	Half Year
2003		(Unaudited)	(Unaudited)
		2004	2003
£m		£m	£m

	Key figures under US GAAP

373	Reported net income (as below)	196	107
3,636	Shareholders’ equity	3,595	3,599
£0.74	Basic earnings per ADR	£0.39	£0.21
£0.74	Diluted earnings per ADR	£0.38	£0.21

366	Net income for Ordinary Shareholders per UK GAAP	171	185
	US GAAP adjustments:
93	Amortisation of goodwill and intangibles	53	44
(93)	Derivatives[1]	1	(173)
(33)	Retirement benefits	(4)	5
(21)	Business combinations	–	–
34	Restructuring	(27)	–
(8)	Other items	(2)	7
47	Taxation on above adjustments	9	50
(12)	Deferred taxation	(5)	(11)

373	Net income from continuing operations	196	107

[1]	The Group uses commodity futures to reduce the volatility of the price paid for raw materials, as well as other derivative financial instruments to reduce the Group’s exposure to movements in interest and exchange rates. These contracts are treated as hedges under UK GAAP but the Group has not designated its derivative instruments as hedges under US GAAP pursuant to SFAS 133. Consequently under US GAAP all contracts are marked to market at the balance sheet date.

2004 Interim Report Cadbury Schweppes	15

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Independent Review Report to Cadbury Schweppes plc

Introduction
We have been instructed by the Company to review the financial information for the 24 weeks ended 13 June 2004 which comprises the Group Profit and Loss Account, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders’ Funds, Group Balance Sheet as at 13 June 2004, Group Cash Flow Statement, Turnover and Operating Profit Analysis, and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 24 weeks ended 13 June 2004.

Deloitte & Touche LLP
Chartered Accountants, London
20 July 2004

Forward Looking Statements

This Interim Report may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This Interim Report should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Information for our Shareowners

Financial Calendar for 2004 Interim Dividend
The interim dividend will be paid on 15 October 2004 to those shareowners on the share register on 17 September 2004. The ex-dividend date will be 15 September 2004. The interim dividend will be paid to ADR holders on 22 October 2004.

2004 Annual General Meeting Results
All of the resolutions put to the Annual General Meeting on 21 May 2004 were voted on by a poll and were passed by the required majority.

Registrar
The Company’s share register is maintained by Computershare Investor Services PLC, which can be contacted as follows:
The Registrar to Cadbury Schweppes plc, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK
Telephone: 0870 873 5803 / (44) 870 873 5803
Fax: 0870 703 6103 / (44) 870 703 6103
E-mail: web.queries@computershare.co.uk

16	2004 Interim Report Cadbury Schweppes

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New for 2004

Snapple What-A-Melon
One in a line of fruity Snapple flavours to hit the US this year, What-A-Melon was launched in March.

Snapple

Halls Ice
Available in Thailand the high menthol hard-boiled sweet comes in two flavours – Tangerine Soda and Maxx.

HALLS
ICE

Bytes
In India, Cadbury Bytes, a crispy-chocolate filled wafer parcel, is targeted towards the light treats segment.

Cadbury
Bytes

ligne
gourmande

Ligne Gourmande
By Poulain, Ligne Gourmande was re-launched in 2004 in France with new packaging and a new recipe. The low sugar bar comes in plain and milk chocolate varieties.

LIGHT
HAWAIIAN
PUNCH

SUGARFREE
MINTS

Trebor Sugar-Free Mints
Launched in June in the UK and available in sugar-free peppermint and spearmint, the mints are presented in a handy pack for on the go consumption.

Light Hawaiian Punch
Launched in February in the US a low sugar version of the popular juice drink.

© Cadbury Schweppes plc 2004
The Company's commitment to environmental issues has been reflected in the production and dispatch of this Interim Report.
The paper used throughout this document is produced from Totally Chlorine Free pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. The paper is acid-free, biodegradable and recyclable. Additionally, the manufacturing mill is accredited with the ISO 9002 Quality Assurance certification, the ISO 14001 Environmental Management certification, and with the EU Management and Audit System. The inks are all soya based. The polywrap in which this document has been dispatched to shareowners is totally degradable.

Photography: Directors – Marcus Lyon
Designed by Addison Corporate Marketing
Typeset by Asset Graphics
Printed in England at St Ives Westerham Press

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Cadbury Schweppes

THE NATURAL
Dentyne
fire
Diet
Rite
DAIRY MILK
Bubbly

find out more at:
www.cadburyschweppes.com

Registered Office and Group Headquarters
25 Berkeley Square
London W1J 6HB
UK

Registered in England and Wales No. 52457